Summit Materials, LLC

1550 Wynkoop Street

3rd Floor

Colorado, CO 80202

Telephone: (303) 893-0012

Fax: (303) 893-6993

August 8, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Summit Materials, LLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended June 29, 2013, which was filed with the Securities and Exchange Commission on August 8, 2013.

Respectfully submitted,

SUMMIT MATERIALS, LLC

By:	/s/ John Murphy
Name: John Murphy
Title: Interim Chief Financial Officer